

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2013

Scott W. Hamer
President and Chief Executive Officer
Community Financial Shares, Inc.
357 Roosevelt Road
Glen Ellyn, Illinois 60137

Re: **Community Financial Shares, Inc.**
             Registration Statement on Form S-1
             Filed January 22, 2013, as amended January 29, 2013
             File No. 333-186128

Dear Mr. Hamer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the November 13, 2012 Securities Purchase Agreement and concurrent private offering contemplate a second closing for the purchase of additional shares by four private investors. Please provide the staff with an analysis that confirms the first closing was "completed" allowing you to register the resale of the private placement shares before the closing of the private placement.

2. Update to provide disclosures required by Item 402 of Regulation S-K for 2012.

Calculation of Registration Fee Table

3. Revise the calculation of registration fee table to clarify the number of common shares registered that underlie each of the three series of preferred stock.

Cover Page

4. Revise the first paragraph to clarify that the Selling Shareholders are selling 13,341,100 shares of common issuable upon conversion of the Series C, x number for conversions of Series D and E. Delete the reference to the 4,315,500 shares as they are not being sold in this Offering.

5. Revise the third paragraph to indicate the stock is quoted on the OTCQB or inform us otherwise.

Summary
Regulatory Matters, page 3

6. Revise the last two paragraphs to disclose what steps have been taken to comply with the regulatory actions and update as of the most recent practicable date. In addition, disclose how the private placement affects these actions.

Closing of the Investment, page 4

7. Revise to provide here and in the similarly titled discussion in the "Business" section:

    *   a detailed description of the private placement transactions, including background information;
    *   the date consents were received approving the transaction; and
    *   expected changes to the company's management, organization and operations, particularly the capital ratios and the Bank's capital ratios.

Selling Shareholders, page 66

8. Revise the narrative to indicate that none of the selling shareholders are broker-dealers or affiliates of any broker-dealer or indicate which sellers are such.

9. Please revise to identify, for each entity that is a selling shareholder, each person or persons who have sole or shared voting or investment control over the company's securities that the entity owns. See Compliance & Disclosure Interpretations of Regulation S-K Question 140.02.

Plan of Distribution, page 70

10. Clarify that a post-effective amendment will be filed if selling agents engaged.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michel Clampitt
Senior Counsel